Exhibit (e)(12)

EMPLOYMENT AGREEMENT

THE UNDERSIGNED:

(1)

ALLEGO B.V., a private company with limited liability (besloten vennootschap met beperkte aansprakelijkheid) incorporated under the laws of The Netherlands, having its seat (statutaire zetel) in Arnhem, The Netherlands and its office address at Westervoortsedijk 73 KB, 6827 AV Arnhem with registration number 54100038 (the “Company”); and

(2)	S.J.S. SALO, born on and residing at (the “Executive”);

(together the “Parties” and each a “Party”)

WHEREAS:

(A)	the Company wishes to employ the Executive as the Allego Group’s Chief Financial Officer and member of the board of management of the Company and the Allego Group (the “Board”);

(B)

the Executive will be appointed by the general meeting of shareholders of the Company as a managing director (statutair bestuurder) of the Company. The Executive will further be appointed as member of the management board of Allego Holding B.V. (“Allego Holding”) by the general meeting of shareholders of Allego Holding. Copies of the shareholders resolutions will be attached as Schedule 1;

(C)

the Executive has confirmed not to be bound by any non-compete undertaking or other obligations restricting him to work for the Company and the Allego group (including Allego N.V.) as from the Start Date; and

(D)	the Parties have agreed to enter into an employment agreement in the meaning of article 7:610 of the Dutch Civil Code (Burgerlijk Wetboek), as further set out in detail below (the “Agreement”).

THE PARTIES HEREBY AGREE AS FOLLOWS:

1.	COMMENCEMENT, TERM AND NOTICE

1.1	This Agreement is entered into with effect from 3 June 2024 (the “Start Date”) for an indefinite period of time.

1.2

The Executive is employed by the Company under the condition subsequent (onder de ontbindende voorwaarde) that the necessary permits to work and reside in the Netherlands have been obtained ultimately within one (1) year from the date of signing of this Agreement (the “Long Stop Date”) meaning that this Agreement will end automatically as per the Long Stop Date if the condition subsequent is not fulfilled at that time. The Parties will take all necessary actions to obtain the required permits on the basis whereof the Executive can work and reside in the Netherlands as soon as possible after the Start Date.

1.3

If after the Long Stop Date as included in clause 1.2, a situation arises in which the Executive is no longer allowed to work and reside in the Netherlands, this Agreement will end automatically (onder ontbindende voorwaarde) as per the date of the decision by the relevant institution resulting in a revocation of relevant permits. In the event objection or appeal (bezwaar of beroep) is filed against such decision, if during the objection or appeal, the relevant permits to work and reside in the Netherlands is not affected, the Agreement will not automatically end until the date that the Executive is no longer allowed to to work and reside in the Netherlands.

1.4	This Agreement may be prematurely terminated by either party as per the last day of any calendar month, observing a notice period of three months for the Executive and six months for the Company.

1.5	At the termination of this Agreement or suspension, the Executive shall voluntarily resign from the statutory position(s) held by him within the Company or any affiliated company.

1.6	The employment will end in any event without notice being required on the last day of the month in which the Executive will be entitled to receive his state pension (AOW gerechtigde leeftijd).

2.	DUTIES AND POWERS

2.1

The Executive will be employed in the position of Chief Financial Officer of the Company and the Allego group (including Allego N.V. and Allego Holding). The Executive will be appointed as managing director of Allego Holding and the Company as per the date included in the shareholders resolution for this purpose.

2.2	During the term of his employment the Executive shall:

2.2.1	devote his full time, energy and skills to the business of the Company and its affiliated companies (including Allego N.V. and Allego Holding);

2.2.2

once he has been appointed statutory director of the Company and Allego Holding B.V. faithfully and diligently perform such duties and exercise such powers as may from time to time be assigned to or conferred upon the Executive by law, the Company’s and Allego Holding’s articles of association or any (management) regulation and he will always act in accordance with the obligations that have been or will be imposed by applicable laws or regulations (including but not limited to article 2:9 of the Dutch Civil Code (behoorlijke taakvervulling), the articles of association of the Company and Allego Holding, the regulations for the Board (Directiereglement), all policies, regulations and procedures that are applicable to the Company and Allego Holding from time to time and the instructions issued by or on behalf the Company and Allego Holding;

2.2.3	aim to look after the interest and reputation of the Company and the Allego Group (including its shareholders); and

2.2.4	refrain from action that could be damaging to the Company, the Allego Group and/or its shareholders (including its shareholders).

2.3

If and so long as the non-executive board members of Allego N.V. so direct and/or approve, the Executive shall perform and exercise the said duties and power also on behalf of any affiliated companies. Such duties shall be governed by the terms and conditions contained in this Agreement and shall not entitle the Executive to any further remuneration.

3.	WORKING HOURS / OVERTIME AND PLACE OF EMPLOYMENT

3.1	The Executive will work on a full-time basis for 40 hours per week.

3.2

The Executive’s working hours shall be normal business hours and such additional hours as may be necessary for the proper performance of his duties. The Executive may be expected to work additional hours as part of his duties under this Agreement and such overtime work shall not entitle the Executive to any further remuneration.

3.3

The principal place of employment of the Executive will be the office of the Company in Arnhem. The Company reserves the right to change this place of employment and to transfer the Executive to such other place, as reasonably determined by the Company. The Parties explicitly agree that prior to the Executive being allowed to work and reside in the Netherlands, the Executive shall not perform any work-related activities from the Netherlands.

4.	SALARY AND HOLIDAY ALLOWANCE

4.1

The Executive shall receive a base salary of EUR 495,000 gross per annum (which is considered to include holiday allowance) (the “Base Salary”), to be paid in twelve equal monthly instalments payable on the last day of every calendar month.

4.2	The Executive shall not accept any monies or other remuneration from third parties in connection with his activities for the Company or the companies affiliated with the Company.

5.	BONUS

5.1

The Executive is entitled to participate in any bonus or long-term incentive plan of the Company that will be defined and granted by the Board. The goals and objectives of such bonus plan will be confirmed in a separate document. The bonus is payable at the sole discretion of the Board, after consultation with the Executive and taking into account the goals and objectives as defined in the bonus plan. The mere fact that a bonus is granted to the Executive in a certain year does not create any right to such bonus in any future year. At the Start Date, it is agreed that the Executive will participate in the long-term incentive plan of Allego N.V. (the “LTIP”) a copy of which has been provided to the Executive prior to signing of this Agreement. The Executive shall receive performance Options in the value of EUR 1,237,500, if the targets are met, which award (including the relevant terms and conditions thereof) shall be documented in a separate agreement. Pursuant to article 16 of the LTIP, the Board has the right to amend, supplement, suspend or terminate the LTIP (or any portion thereof) with the consent of the Executive, which consent is hereby granted.

5.2

The Company will pay the Executive a sign-on bonus of (i) EUR 155,000 gross (the “Sign-on Bonus”) and (ii) award the Executive options in the value of EUR 155,000 under the Company’s long-term incentive plan, subject to the conditions of this clause 5.2 and the terms of the award agreement as attached hereto as Schedule 2 (the “Grant Options Award Agreement”). The cash element of the sign-on bonus shall be paid with the first regular salary payment scheduled within one month after the Start Date. The options granted to the Executive on the basis of the Grant Options Award Agreement shall vest on the first anniversary of the grant and shall be further subject to clauses 5.3 and/or 5.4 below.

5.3

In case (i) the Sign-on Bonus has been paid in accordance with clause 5.2 and (ii) within one year after the Start Date the Executive resigns as employee of the Company, (a) the Executive shall be (a) obliged to promptly repay to the Company an amount equal to the gross Sign-on Bonus and (b) any entitlement based on the Grant Options Award Agreement shall lapse.

5.4

In case (i) the Sign-on Bonus has not been paid in accordance with clause 5.2 and (ii) within one year after the Start Date the Executive resigns as employee of the Company, (a) any entitlement to the Sign-on Bonus shall lapse and the Company shall no longer be obliged to make such payment and (b) any entitlement based on the Grant Options Award Agreement shall lapse.

6.	TRAVEL AND ACCOMODATION

6.1

The Company shall reimburse the Executive the reasonable and necessary expenses for the purpose of (i) stay and living in the Netherlands upon submission of written evidence of such expenses as extraterritorial costs (extraterritoriale kosten) and (ii) travel to and from the Netherlands (the “Housing and Travel Allowance”). The Executive shall only be entitled to the Housing and Travel Allowance for the period in which he resides in the Netherlands. The compensation will be paid together with the monthly salary. Any utility costs are included in the Housing and Travel Allowance and any costs in excess of maximum of EUR 10.000,- per month are the responsibility of, and shall be borne by, the Executive. The Executive shall no longer be entitled to this compensation once his family also moves to the Netherlands.

6.2

Instead to the Housing and Travel Allowance, the Executive may on a year-by-year basis elect that the Company and the Executive shall jointly apply (for) the 30% ruling as set out in article 31a, paragraph 8 of the Dutch Wage tax act 1964 (Wet op de loonbelasting 1964), as amended (the “30% ruling”) for the upcoming calendar year, provided that the Executive qualifies for the so-called 30% ruling. The 30% ruling is a governmental matter, meaning that the application thereof is not in any way guaranteed by the Company. The Executive will need to sign the addendum appended to this Agreement as Schedule 3 and, to the extent the 30% ruling applies, the Executive’s salary will be amended accordingly and no Housing and Travel Allowance will be due and payable by the Company.

7.	COMPENSATION OF ADVISORY COSTS

7.1

The Company will compensate the Executive for the costs of legal and tax advice reasonably incurred by the Executive, with regard to the negotiations in connection with this employment contract up to a total maximum amount of EUR 5000,- i.e. including VAT and including office charges and other expenses, provided that the invoice of the relevant legal advisor is submitted to the Company in the name of the Executive within 30 days after the signing of this employment contract.

7.2

The Company will annually compensate the Executive for the costs of tax advice reasonably incurred by the Executive, with regard to compliance costs of the preparation and submission of the Dutch and UK personal income tax return up to a total maximum annual amount of EUR 5,000,- including VAT and including office charges and other expenses.

8.	EXPENSES AND OTHER BENEFITS

The Company shall pay the Executive any out-of-pocket expenses reasonably incurred by the Executive in the performance of his duties under this Agreement, upon submission of written evidence of such expenses and in accordance with the Company’s expense policy in force from time to time and subject to prior written approval by the Company.

9.	PENSIONS

The Company does not have a collective pension plan in which the Executive can participate.

10.	VACATION DAYS

The Executive is entitled to, after consultation with the other executive members of the Board, 25 vacation days per calendar year in addition to mandatory Dutch public holidays, provided that the Company is not affected by such time off. In the event that this Agreement starts or ends during the course of a calendar year the Executive shall be entitled to a pro rata number of holidays with regard to that calendar year. The statutory expiry periods apply.

11.	ILLNESS OR DISABILITY

11.1

In the event that the Executive is prevented from performing his duties under this Agreement as a result of illness or disability, the Executive shall be required to give immediate notice thereof to the Company in accordance with the illness policy of the Company.

11.2

During a period of illness or disability, the Executive shall comply with all provisions of Dutch law regarding illness and disability and follow and comply with all instructions or directions given by or on behalf of the Company in that regard.

11.3

In the event that the Executive is unable to fully perform his duties due to illness or disability, the Company shall, pay 85 percent of the Base Salary to the Executive during the first 52 weeks of such illness or disability. During the second 52 weeks of illness or disability of the Executive, the Company shall pay 70 percent of the Base Salary to the Executive.

11.4

Consecutive periods of illness, injury or other incapacity interrupted by one or more periods of less than four weeks each during which the Executive performs his duties under this Agreement, will be deemed to be one period of illness or disability for the determination of the time during which the Company shall continue to pay the Base Salary of the Executive as referred to in the aforesaid clause 11.3.

11.5

The payments as referred to in clause 11.3 will be made less any amounts paid directly to the Executive under any insurance taken out by the Executive or the Company in this respect and/or benefits of and/or claims in respect of loss of income vis-à-vis third parties in connection with said illness or disability.

11.6

In the event that a third party or parties may be liable for the illness or disability of the Executive, the Company shall only make payments where there is no recourse of the Executive against such third party. The Company may however advance to the Executive during such period sums not yet recovered by the Executive from such third party, against such security as may be required by the Company.

12.	INTELLECTUAL AND INDUSTRIAL PROPERTY RIGHTS

12.1

Insofar as the rights specified hereinafter are not vested in the Company by operation of law on the grounds of the employment relation between the parties, the Executive hereby explicitly states that he will transfer and, insofar as possible, hereby transfers (draagt over) to the Company in advance (bij voorbaat) all rights, title and interest in any intellectual and/or industrial property rights of whatever nature in or arising from work, ideas, concepts, discoveries, inventions, improvements and/or developments made or acquired by the Executive in the discharge of the duties under this Agreement, both in the Netherlands and abroad, which transfer the Company hereby accepts (aanvaardt). In so far as permitted by law, the Executive waives, for now and for then, his/her global moral rights under the intellectual property rights, such as Section 25 of the Dutch Copyright Act and similar stipulations in foreign legislation and regulations and covenants;

12.2

The Executive will at the Company’s request assist the Company in obtaining, any intellectual property rights or similar rights in respect of any work, ideas, concepts, discoveries, inventions, improvements and/or developments as referred to in paragraph 1 of this article and to vest the same solely in the Company and for the exclusive benefit of the Company, to the extent that the same have not already vested in the Company by law. In so far as the intellectual and/or industrial property’ rights of whatever nature cannot be transferred, the Executive hereby grants the Company the free, global, perpetual, transferable and exclusive right to use such rights.

12.3

The Executive will promptly disclose to the Company fully and completely any ideas, concepts, discoveries, inventions, improvements and developments, made or acquired by the Executive in the discharge of the duties under this Agreement, both in the Netherlands and abroad.

12.4

The Executive guarantees that any intellectual property rights or similar rights to be transferred are unencumbered and that no third-party rights are vested in them. The Executive also guarantees the Company the unchallenged use of the intellectual property rights and similar rights and will refrain from registering any work or having it registered, in his/her own name or that of a third party, as a brand, a model, a patent or any other intellectual property right.

12.5

The Executive acknowledges that the salary mentioned under article 4.1 of this Agreement includes reasonable compensation for the fact that the intellectual and industrial property rights, referred to above, will vest in the Company by operation of law or for the transfer to the Company of such rights pursuant to section 1 of this article.

13.	SIDE ACTIVITIES

13.1

During the term of this Agreement, the Executive shall not perform any paid or unpaid side activities without prior written approval of the non-executives. Any such activities undertaken upon signing of this Agreement should be disclosed for approval prior to signing. For the avoidance of doubt, the Executive’s activities as included in the list as kept by the Company’s company secretary are considered as disclosed.

13.2

During the term of this Agreement, the Executive shall not be permitted to have or take in any way, whether directly or indirectly, any interest in companies pursuing activities in competition with or similar or related to the activities of the Company and its affiliated companies. Any interest in companies who are suppliers, licensors, principals, buyers or licensees of the Company held upon signing of this Agreement should be disclosed prior to signing.

14.	CONFIDENTIALITY, NON DISCLOSURE AND COMPANY PROPERTY

14.1

The Executive shall not during the continuance of his employment with the Company or at any time after the termination thereof, print, publish or communicate or otherwise disclose to any person, firm or company or use directly or indirectly (except in the proper performance of his duties hereunder): any trade secret or know-how, or any information of knowledge concerning or in any way relating to the business of the Company and its affiliated companies, or any information or knowledge relating to the clients, affairs, finances, dealings and concerns of the Company and its affiliated companies which may become known to the Executive during the course of his employment and the Executive shall use his best endeavour to prevent the publication or disclosure thereof.

14.2

In the event that the Executive is ordered to refrain from active duty and upon termination of this Agreement - irrespective of the manner in which and the reasons for which his employment may be terminated - the Executive shall at the Company’s first request to that effect surrender to the Company all property of the Company in his possession as well as all documents which in any way relate to the Company and/or the companies affiliated with the Company and/or its customers and other business relations, all this in the broadest sense, as well as all copies of such documents and property. The Executive shall not withhold any (electronic) copies of these items.

15.	NON-COMPETITION

Both during the term of this Agreement, nor during the period of 12 months after termination of this Agreement (by either the Executive or the Company), the Executive will not be employed by, engaged in, involved in, perform services for or work for, in any manner, directly or indirectly, either for the Executive’s own account or for the account of third parties, either against or without consideration and / or act as intermediary, in whatsoever manner, any enterprise, carrying out or intending to carry out activities similar to or otherwise competing or intending to compete with any activities of the Company and/or its affiliates (the “Group”) without the prior written consent from the Company which consent the Company may withhold at its sole discretion.

16.	NON-SOLICITATION

16.1

Both during the term of this Agreement and for a period of 12 months after termination of this Agreement (by either the Executive or the Company) the Executive will not, in any manner approach and/or entice away from the Company (and/or the Group) or be engaged in, involved in, perform activities for, any customers or business relations of the Group.

16.2

Both during the term of this Agreement and for a period of 12 months after termination of this Agreement (by either the Executive or the Company) the Executive will not in any manner approach and/or entice away or enter into an employment relationship, either on his own behalf or on behalf of third parties, with:

16.2.1	any personnel of the Company or the Group; and/or

16.2.2	personnel who were employed by the Company or the Group in the period of one year immediately preceding the termination of this Agreement.

16.3	These restrictions will apply to the territory of the Netherlands and any other country where the Group would or will be active during the term of this Agreement.

17.	COLLECTIVE LABOUR AGREEMENT

No collective labour agreement applies to this Agreement.

18.	D&O INSURANCE

The Company will include the Executive in its existing (group) D&O insurance policy for executive directors, as amended from time to time.

19.	DATA PROTECTION

19.1

The Company will possess and collect personal data about the Executive in the course of his employment. The Company respects the Executive’s privacy and will treat the Executive’s personal data in compliance with the applicable employment laws and data protection laws, including the General Data Protection Regulation. The Company will act in accordance with its own privacy policies.

19.2

Reference is made to the HR Privacy Notice, which describes the Executive’s personal data that the Company collects and how and for what purposes the Company collects and uses this data (including the role of third parties). By signing this Agreement, the Executive confirms that he has read and understood the processing of personal data relating to the Executive as described in the HR privacy policy.

19.3

The Executive acknowledges that the processing (including transfer) of data described herein is essential for the administration of the employment and the operation of the Company’s or the business of any associated company.

19.4	The Executive agrees to treat any data to which he has access in the course of the employment in accordance with the Company’s policies and procedures as applicable from time to time.

20.	CHANGES

The Company reserves its rights to unilaterally change the employment terms and conditions contained in this Agreement, to the extent, these changes are reasonable and take into account clause 7:613 of the Dutch Civil Code.

21.	FINAL PROVISIONS

21.1

The invalidity (nietigheid) of one or more provisions of this Agreement shall not result in the invalidity of the remaining provisions of this Agreement. The Parties undertake to immediately hold consultations with each other in case any provision is void with a view to replace the relevant provision with a provision that is as similar as possible, without being void.

21.2

This Agreement shall be governed by and construed in accordance with the laws of The Netherlands. Any dispute arising out of or in connection with this Agreement shall be submitted to the competent courts in The Netherlands.

21.3

All payments under this Agreement will be made less the usual deductions and withholding under the applicable tax and social security laws to be withheld by employers unless it follows from the nature of the payment and applicable tax and social security laws that it may be made tax-free and premium.

21.4

The foregoing constitutes the entire Agreement between the parties and supersedes all (employment or services) agreements previously entered into by and between the Executive and the (bodies of the) Company and its affiliated companies.

This Agreement was entered into in counterparts and signed by the parties on the dates mentioned below.

[Signature page to follow]

For and on behalf of,

ALLEGO B.V.

/s/ M.J.J. Bonnet	/s/ K.A.B. Eggermont
Name: M.J.J. Bonnet	Name: K.A.B. Eggermont
Title: Chief Executive Officer	Title: HR Director
Date: 6 June 2024	Date:

/s/ Mr. S. Salo
Mr. S. Salo
Date: 5 June 2024

SCHEDULE 1

COPY OF SHAREHOLDERS RESOLUTION

[to be attached separately]

SCHEDULE 2

GRANT OPTIONS AWARD AGREEMENT

[to be attached separately]

SCHEDULE 3

30% RULING

1.	30% RULING

1.1

The Company will file on behalf of the Company and the Executive, a joint request with the competent tax inspector asking to confirm that the Company is allowed to consider part of the salary of the Executive as a tax-free allowance for extraterritorial costs (the “30% ruling”), to the maximum extent permitted by article 31a, paragraph 8 of the Dutch Wage tax act 1964 (Wet op de loonbelasting 1964), as amended from time to time. The Company and the Executive agree that the refusal, revocation or limitation of the 30% ruling by the competent tax inspector, will not bear any tax, social security contribution, financial or other consequences for the Company.

1.2

If and to the extent the 30% ruling has been obtained, in which it is confirmed that pursuant to article l0ea of the Wage tax implementation decree 1965 (Uitvoeringsbesluit loonbelasting 1965) the Executive is entitled to receive a tax-free allowance for extraterritorial costs:

(a)

the gross remuneration payable under this Agreement that qualifies as wages from current employment (loon uit tegenwoordige dienstbetrekking, as defined in the Dutch Wage tax act 1964 (Wet op de loonbelasting 1964)) will, to the maximum extent permitted in accordance with article 31a, paragraph 8 of the Dutch Wage tax act 1964 (Wet op de loonbelasting 1964), as amended, be reduced in such manner that:

(i)	for the first period of 20 months of the 30% ruling 100/70;

(ii)	for the second period of 20 months of the 30% ruling 100/80;

(iii)	for the third period of 20 months of the 30% ruling 100/90 (as applicable);

of the maximum amount of the initial gross remuneration to which the 30% ruling may apply in accordance with article 3la, paragraph 8 of the Dutch Wage tax act 1964 (Wet op de loonbelasting 1964), as amended, plus the amount of the initial gross remuneration exceeding that maximum amount, shall be equal to the initial gross remuneration; and

(b)

the Executive shall receive a tax-free allowance for extraterritorial costs of respectively (i) 30/70 for the first period of 20 months of the 30% ruling, (ii) 20/80 for the second period of 20 months of the 30% ruling and (iii) 10/90 for the third period of 20 months of the 30% ruling (as applicable), of the maximum amount of the new gross remuneration as referred to under (a) above to which the 30% ruling may apply in accordance with article 31a, paragraph 8 of the Dutch Wage tax act 1964 (Wet op de loonbelasting 1964), as amended.

1.3

The Executive is well aware of the fact that an adjustment of its initial gross remuneration under the Agreement could affect wage related remunerations and payments such as pension schemes and social security contributions pursuant to applicable legislation or regulations. The Company and the Executive agree that any change in law relating to the 30% ruling after the date of this Agreement and the adjustment of the initial gross remuneration under the Agreement in accordance with article 31a, paragraph 8 of the Dutch Wage tax act 1964 (Wet op de loonbelasting 1964), as amended, will not bear any tax, social security contribution, financial or other adverse consequences for the Company.